UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MOBIQUITY TECHNOLOGIES, INC., formerly Ace Marketing & Promotions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60743F102

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road,Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743F102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Arnost
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,176,669
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 3,176,669
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,669
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14.	TYPE OF REPORTING PERSON* IN

* Based upon 46,499,632 shares outstanding as of September 30, 2013, plus 1,383,334 warrants/options owned by Mr. Arnost, plus notes convertible into 1,166,667 shares also owned by Mr. Arnost for a total of 49,049,633 shares.

CUSIP No. 60743F102	13D	Page 3 of 5 Pages

This Schedule 13D contains information on Thomas Arnost as of December 11, 2013, except as indicated otherwise. An additional Schedule 13D/A will be contemporaneously filed to provide updated information as of the dates described in the Schedule 13D/A.

Item 1. Security and Issuer

This statement relates to the Common Stock of Mobiquity Technologies, Inc., formerly Ace Marketing & Promotions, Inc. (the “Issuer”). The Issuer’s executive office is located at 600 Old Country Road, Suite 541, Garden City, NY 11530.

Item 2. Identity and Background

(a)	Thomas Arnost

(b)	c/o Mobiquity Technologies, Inc., 600 Old Country Rd., Suite 541, Garden City, NY 11530

(c)	Private investor

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3. Source and Amount of Funds or Other Consideration

Personal funds.

CUSIP No. 60743F102	13D	Page 4 of 5 Pages

Item 4. Purpose of Transactions

The Reporting Person has acquired the securities covered by this schedule for investment purposes only, notwithstanding the fact that Mr. Arnost is a director of the Issuer. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D other than those announced by the Issuer under the Securities Exchange Act of 1934, as amended. In this respect, the Reporting Person as of December 11, 2013 had no plans which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of September 30, 2013, the Issuer has outstanding 46,499,632 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 3,716,669 shares of Common Stock (inclusive of outstanding warrants/options to purchase 1,133,334 shares, plus notes convertible into 1,166,667 shares) representing 7.6% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him. (Note: Of the warrants/options to purchase 1,333,334 shares, 300,000 include options granted to the Reporting Person as a director of the Issuer and the remaining balance of 833,334 warrants in addition to Mr. Arnost’s ownership of 1,166,668 shares were purchased by Mr. Arnost in private transactions with the Issuer. Also note that Mr. Arnost purchased from a third party, the notes convertible into 1,166,667 shares described in (c) below.)

(c) On December 11, 2013, the Reporting Person purchased from a non-affiliated party, secured notes of the Issuer in the principal amount of $350,000 convertible into 1,166,667 shares of the Issuer’s Common Stock. On December 13, 2013, the Reporting Person received from the Issuer, options to purchase 250,000 shares of the Issuer’s Common Stock, exercisable at $.40 per share through December 12, 2023 in consideration of services rendered as a director of the Issuer.

(d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Reporting Person receives a $5,000 monthly fee as a director. The Reporting Person is also eligible to receive a 12% sales commission on all sales introduced to the Issuer by the Reporting Person.

On December 11, 2013, the Reporting Person purchased from a non-affiliated party, secured notes of the Issuer in the principal amount of $350,000 convertible into 1,166,667 shares of the Issuer’s Common Stock. The notes are secured by all the assets of the Company and are convertible at $.30 per share. While the notes are due June 12, 2014, the Reporting Person has the right to accelerate the due date of the note at his sole discretion. The notes currently bear interest at the rate of 15% per annum.

Item 7. Materials to be filed as Exhibits

For copies of the convertible note purchased by the Reporting Person from a non-affiliated third party, reference is made to the Form 8K dated June 14, 2012 filed by the Issuer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Attached to this Schedule 13D/A as Exhibit 1 is a copy of an agreement amending the convertible note, which agreement is dated as of December 11, 2013.

CUSIP No. 60743F102	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2013

Signature By: /s/Thomas Arnost

Thomas Arnost

Exhibit 1

AGREEMENT

AGREEMENT made as of the 11th day of December 2013 by and between Mobiquity Technologies, Inc. (formerly Ace Marketing & Promotions, Inc.), a New York corporation, with its principal executive office located at 600 Old Country Road, Suite 541, Garden City, NY 11530 (“Mobiquity” or “Borrower”) and Thomas M. Arnost (“Assignee”) with a mailing address on file with the Mobiquity.

W I T N E S S E T H :

WHEREAS,Mobiquity is indebted to TCA Global Credit Master Fund LP (“Assignor”); and

WHEREAS, Assignor is the present legal and equitable owner and holder of that certain Convertible Promissory Note dated effective as of May 31, 2012, but with an effective date of June 12, 2012, executed by Borrower, and made payable to the order of Assignor, in the original principal amount of $350,000.00 (such promissory note, together with any modifications, extensions, renewals, or other amendments thereof hereinafter referred to collectively as the “Note”); and

WHEREAS, the Borrower’s obligations under the Note are secured by the following: (i) Security Agreement dated as of May 31, 2012 from Borrower in favor of the Assignor (the “Security Agreement”); (ii) Guaranty Agreement dated as of May 31, 2012 (the “Subsidiary Guaranty”) from Mobiquity Networks, Inc., a New York corporation (“Subsidiary Guarantor”), in favor of Assignor; (iii) Security Agreement dated as of May 31, 2012 from the Subsidiary Guarantor in favor of the Assignor (the “Sub Security Agreement”); (iv) UCC-1 Financing Statement from the Borrower, as debtor, and Assignor, as secured party, filed with the Secretary of State of the State of New York under filing no. 201206120332704 (the “Borrower UCC”); and (v) UCC-1 Financing Statement from the Subsidiary Guarantor, as debtor, and Assignor, as secured party, filed with the Secretary of State of the State of New York under filing no. 201206120332689 (the “Guarantor UCC”) (the Security Agreement, the Subsidiary Guaranty, the Sub Security Agreement, the Borrower UCC, and the Guarantor UCC being collectively hereinafter referred to as the “Ancillary Security Documents”); and

WHEREAS, Assignor and Assignee have entered into an Assignment Agreement in the form appended hereto; and

WHEREAS, Mobiquity and Assignee agree to modify the terms of the Note.

NOW, THEREFORE, it is agreed as follows:

1.	Mobiquity recognizes Assignee as the owner of the Note and the beneficiary of the related Security Agreements and Guarantor Agreement.

2.	Mobiquity and Assignee agree to modify the terms of the Note as follows:

a.	The maturity date of the note is extended until June 12, 2014.
b.	The interest rate set forth in the Note is amended to provide for an interest rate of 15% per annum.
c.	The Note is convertible at a fixed conversion price of $.30 per share while the principal of the Note and accrued interest thereon are outstanding.
d.	Assignee has the right to demand prepayment of the Note as his discretion.

3.	The Note as modified herein represents the entire agreement among the parties and may only be superseded in writing by an agreement mutually agreed upon by the parties.

MOBIQUITY TECHNOLOGIES, INC.

By: /s/ Dean L. Julia

       Dean L. Julia, Co-Chief Executive Officer

/s/ Thomas M. Arnost

Thomas M. Arnost